UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2022

Commission File Number:001-15160

BROOKFIELD ASSET MANAGEMENT INC.

(Exact name of Registrant as specified in its charter)

Suite 100, Brookfield Place,

181 Bay Street

Toronto, Ontario M5J 2T3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title

99.1	Proxy Class A Limited Voting Shares

99.2	Proxy Class A Preference Shares (Series 8 and Series 9)

99.3	Letter of Transmittal Class A Limited Voting Shares

99.4	Letter of Transmittal Class A Preference Shares (Series 8 and Series 9)

99.5	Notice of Special Meeting of Shareholders and Management Information Circular

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT INC.

Date:October 6, 2022	By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice President